UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 20, 2021

Legion Capital Corporation

(Exact name of issuer as specified in its charter)

Florida	47-3751122
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

301 E. Pine St. Ste. 850 Orlando Fl 32801

(Full mailing address of principal executive offices)

(407) 986-4234

 (Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common, Bonds and Redeemable Preferred Stock

Item 4.1

Change in Issuer’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On August 17, 2021, Legion Capital Corporation (the “Company”) dismissed Rosenfield and Company, PLLC (“Rosenfield”) as the Company’s independent registered public accounting firm, which was approved by the Board of Directors of the Company. Such dismissal was due to the fact that the Company identified another audit firm that could perform the audit services on a more cost-effective basis.

The audit report of Rosenfield on the consolidated financial statements of the Company as of and for the years ended December 31, 2020, and 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

There were (i) no disagreements between the Company and Rosenfield on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Rosenfield’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

Engagement of New Independent Registered Public Accounting Firm

On August 16, 2021, the Company engaged M&K CPAs, PLLC (“M&K”) as the Company’s independent registered public accounting firm for interim period ending June 30, 2021 and subsequent audit period, which was approved Board of Directors of the Company.

During the period from inception through December 31, 2020 and the subsequent interim period through the date of this Report, neither the Company nor anyone on its behalf has consulted with M&K regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that M&K concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” or a “reportable event,” as such terms are defined in Regulation S-K Item 304(a)(1)(iv) and (v), respectively.

The Company provided Rosenfield with a copy of the foregoing disclosures and requested it to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether Rosenfield agrees with the statements made by the Company in the foregoing disclosures. A copy of the letter has been filed as Exhibit 16.1.1 to this report.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	LEGION CAPITAL CORPORATION

By (Signature and Title)	/s/ JAMES BYRD, CHAIRMAN/CEO

Date August 20, 2021

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